上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

[redacted]

08004784

RECEIVED
2008 SEP -5 A 5:41

Our Ref: SIHL/ADR/08

3rd September 2008

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 2nd September 2008 in respect of 2008 interim results and pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

PROCESSED
SEP 10 2008
THOMSON REUTERS

Leung Lin Cheong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

9/9

RL/KW
M:\CS\Letter\Letter Format (363)

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

RECEIVED
2008 SEP -5 A 5:41

ANNOUNCEMENT OF 2008 INTERIM RESULTS

(Unaudited)

FINANCIAL HIGHLIGHTS

	First Half of 2008	First Half of 2007	Change
	HK$'000	*HK$'000*	*%*
Turnover	**6,288,665**	3,916,952	+60.5%
Gross profit	**1,973,209**	1,485,877	+32.8%
Profit before taxation	**1,787,644**	1,192,990	+49.8%
Profit attributable to shareholders	**1,202,239**	932,910	+28.9%
Interim dividend	**HK45 cents**	HK37 cents	+21.6%
Earnings per share – Basic	**HK$1.120**	HK$0.963	+16.3%
– Diluted	**HK$1.116**	HK$0.959	+16.4%

BUSINESS REVIEW

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") is pleased to announce that the unaudited turnover of the Company and its subsidiaries ("the Group") for the six months ended 30th June 2008 increased 60.5% to HK$6,289 million. Profit attributable to shareholders reached HK$1,202 million, representing an increase of 28.9% over the corresponding period last year. During the period, the Group's overall performance was remarkable, achieving record high for the first half of the year. The Group completed the disposal of 20% equity interest in Shanghai Information Investment Inc. ("Shanghai Information Investment") in June 2008, and recorded a disposal gain of HK$332 million.

Infrastructure Facilities

During the period, profit contribution from the infrastructure facilities segment reached HK$170 million, representing an increase of 18.1% compared with the corresponding period last year and accounting for 14.4% of the Net Business Profit* of the Group.

The expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) is proceeding on schedule, and is expected to be completed by the end of 2008. By then, the traffic flow and toll revenue from the expressway will be increased significantly. Notwithstanding the snow storm in the beginning of the year that led to a slight decrease in traffic flow during the Chinese New Year peak season, Shanghai-Nanjing Expressway (Shanghai Section) recorded toll revenue for the first half of the year of HK$170 million, with a traffic flow of 9.41 million vehicles. Subsidies for the expansion and widening project of about HK$90.03 million were received during the period.

Despite the snow storm in the beginning of the year, rising oil prices and other unfavorable factors, Yongjin Expressway (Jinhua Section) maintained its income growth. In the first half of 2008, toll revenue reached HK$81.43 million, representing an increase of 17.6% over the corresponding period last year. With an average daily full-trip traffic flow of 7,614, traffic volume increased 6.6%. The anticipated commencement of operation of Zhuyong Expressway by the end of 2008 is expected to bring in an increase in traffic flow and revenue of Yongjin Expressway (Jinhua Section).

General Water of China Co. Ltd. recorded a revenue from principal business of HK$250 million, representing an increase of 33.0% over the corresponding period last year. Its subsidiary, General Water of China (Bengbu) Co. Ltd. has successfully raised water prices since March 2008, and General Water of China (Xiangtan) Co. Ltd. has been actively striving for a second water price adjustment by the end of 2008. An inauguration ceremony has been held for General Water of China (Wenzhou) Co. Ltd.'s 100,000 tonne water sewage treatment BOT project in the eastern part of Wenzhou in March, and currently the project has commenced operation. In May, another ceremony was held for the Huzhou Tiger Lake project to commemorate the retention of water for the reservoir, marking the completion of a two and a half years' construction, and demonstrating a new phase of accomplishment for the project. Steady rise in water prices in the overall market, the commencement of operation of the company's various new projects as well as the implementation of optimized capital structure for the Group's water business, will all help to speed up the development of the company.

Medicine

Despite increasing inflationary pressure and stringent environmental and medicine quality regulations in the first half of 2008, the overall performance of the medicine industry

remained positive. During the period, the medicine business of the Group achieved rapid growth as well as economic efficiency in its principal operation, providing a profit contribution of HK$122 million to the Group. This represented an increase of 70.1% over the corresponding period last year and 10.4% of the Net Business Profit* of the Group. During the period, Shanghai Industrial Pharmaceutical Investment Co. Ltd. ("SI Pharmaceutical") has for the first time been included in the top 100 enterprises in Shanghai, ranking No. 71.

For Chinese medicine and health food, "Dengfeng" series of injection drugs recorded robust sales during the period, among which, sales of "Shen Mai Injection" increased 48.3%. Sales of "Dan Shen Injection" and "Huang Qi Injection" also recorded increases of 15.5% and 11.0% respectively; "Huqingyutang Stomach Rejuvenation Tablets" has been the focus of promotion, with sales increasing 32.4%. Sales of "Herbapex Rupixiao Tablets" increased 33.8%.

For biomedicines, Guangdong Techpool Pharmaceutical Co. Ltd.'s ("Guangdong Techpool") new biomedicine product "Kai Li Kang", a State Category 1 new drug with 12 years' proprietary R&D, has obtained its own intellectual property. In June this year, "Kai Li Kang" has been admitted to a specialized project by the National Development and Reform Commission, and the product has so far been awarded five State invention patents. During the period, "Kai Li Kang" and "Techpool Luoan", another product of the company exclusively produced in China, have achieved rapid growth. In March 2008, Guangdong Techpool announced the placement of new shares to raise a capital of RMB100 million. Upon completion, SI Pharmaceutical's shareholding in Guangdong Techpool will be reduced to 40.8% but remained as the largest shareholder. The company will strengthen cooperation with the new shareholder on medicine products.

For chemical drugs, overall sales have been good in the period, with wholesale and retail sales increasing by 30.2%. Changzhou Pharmaceutical Co. Ltd.'s ("Changzhou Pharmaceutical") major products of "Complex Anti-hypertension Tablets", "Captopril Tablets", "Talidomide Tablets" all recorded significant growth. During the period, Changzhou Pharmaceutical has been awarded ISO14000 certification in China, reflecting that the company's environmental protection management standards are in line with international standards.

For medical equipment, Shanghai Medical Instruments Co. Ltd. recorded sales growth of 20.4% in the first half of the year. Of these, sales of major hospital facilities such as the operation tables and shadowless surgical lamps increased 19.1%. Sales of medical and self-made environmental protection consumables increased 2.13 times. During the period, MicroPort Medical (Shanghai) Co. Ltd. has been awarded the licence of foreign medical equipment manufacturer from the Ministry of Health, Labour and Welfare of Japan and became a recognized foreign manufacturer by the medical equipment industry in Japan, a

necessary prerequisite for the export of its products to the country.

Consumer Products

Turnover from the consumer products business of the Group reached HK$1,832 million and recorded a growth of 14.8%. Profits reached HK$379 million representing a decline of 39.2% as compared with the corresponding period last year, and accounting for 32.2% of the Net Business Profit* of the Group. The decline in profits was mainly due to the disposal of the Group's interests in automobiles and parts business during the corresponding period last year which contributed an exceptional gain. After deducting such exceptional gain and related profit contribution, actual profits from the consumer products business increased 18.7%.

Overall sales revenue from the tobacco business of the Group increased 7.4% to HK$1 billion, with a net profit of HK$233 million, representing an increase of 15.9%. During the period, Nanyang Brothers Tobacco Co., Ltd. ("Nanyang Tobacco") achieved satisfactory results through cost control and adjustment of distribution structure. Sales volume in the Hong Kong market increased 21.5%; steady growth has been achieved in the Macau market with an increase of 19.2% in sales volume; the newly developed canned "Portrait" collection grew 1.98 times in the duty free market; while aggregate sales volume in the China market increased 49.88%. The alteration project of expanded cut tobacco's production line, with a total investment of HK$63.61 million, is expected to be completed by the end of 2008. This will enlarge Nanyang Tobacco's production capacity thus providing room for sustainable development.

During the first half of 2008, the costs of the dairy products industry have been increasing while prices for certain products have also risen as compared with the corresponding period last year, resulting in an overall decline in consumption in the dairy products market. Despite this, the sales of Bright Dairy and Food Co. Ltd. ("Bright Dairy") outperformed the industry, recording a sales revenue from principal business of RMB3,770 million (equivalent to about HK$4,165 million). This was mainly due to higher growth in sales of major products of "AB100" and "Delight". Net profit of RMB140 million (equivalent to about HK$155 million) was recorded, representing an increase of 38.3%. In late March, the National Development and Reform Commission approved price increases for certain pure milk products. This helped to reduce the company's cost pressure to a certain extent and is therefore favorable to the overall profitability of the company. The acquisition by the Group of 10.005% equity interests of Bright Dairy held by the Danone Group was completed in March 2008, resulting in an increase of the Group's shareholding in Bright Dairy from 25.171% to 35.176%.

As the Group's printing arm primarily engaged in the production and sales of packaging material and printing products, The Wing Fat Printing Co., Ltd. ("Wing Fat Printing") owns

an extensive production and distribution network in Hong Kong and major provinces and cities in China. The company's overall business performance has been good for the first half of 2008, with a turnover of around HK$931 million, representing an increase of 19.9%. Among which, sales of container boards and printing products increased 23.8% and 20.3% respectively, with a net profit before deduction of listing expenses of approximately HK$96.07 million, representing an increase of 8.5%. Due to volatile market conditions, the board of Wing Fat Printing decided to postpone the spin-off for listing during the period, but this may be resumed at a suitable time depending on the market situation.

During the period, Lianhua Supermarket Holdings Co. Ltd. ("Lianhua Supermarket") continued with its outlet transformation and implementation of "Strong Outlet" strategy, with significant growth in overall sales of the same store. The company's revenue grew 19.8% to RMB10,739 million (equivalent to about HK$11,862 million). Profit attributable to shareholders reached RMB227 million (equivalent to about HK$251 million), representing an increase of 61.8% over the corresponding period last year. As at the end of June, Lianhua Supermarket had a total of 3,848 outlets including 121 hypermarkets, 1,768 supermarkets, 1,959 convenience stores and 2,228 franchised outlets.

Real Estate

The operating results of Shanghai Urban Development (Holdings) Co. Ltd. ("Shanghai Urban Development") have been consolidated into the accounts of the Company in 2008 following the completion of the acquisition of a total of 59% equity interest in the company in 2007 by the Group. For the first half of 2008, profit contribution from the real estate business for the Group comprising property sales, rental income and increase in fair value upon revaluation of investment properties, amounted to HK$250 million.

As of the first half of 2008, the Group held a total of eight development projects. During the period, Shanghai Urban Development acquired two parcels of land in Chongqing and Kunshan respectively through open market tender. Newly added gross floor area amounted to approximately 288,692 square meters, with an increase in land reserves of 160,763 square meters, resulting in a maximum total gross floor area of 3,332,717 square meters, with projects in six cities along the Yangtze River, namely Shanghai, Chongqing, Hefei, Changsha, Wuxi and Kunshan. During the period, four projects were under construction, while 439,022 square meters of gross floor area were added to the portfolio.

During the period, Shanghai Urban Development pre-sold properties in the amount of about HK$142.90 million. Sales of Yi Town in Lot E of Urban Cradle commenced last year, with Lot E2 completed and occupied in March 2008. Sales in the first half of the year has been focused on car parks for Lot E2, realizing pre-sale proceeds of approximately HK$21.99 million. Other property projects put up for sale included Kunshan Kuncheng Dijing Garden and the Changsha Toscana, realizing pre-sale proceeds approximating HK$78.17 million

and HK$42.71 million respectively, with an aggregate area of approximately 22,075 square meters pre-sold.

During the period, properties held for investment reached an aggregate gross floor area of approximately 76,875 square meters, consisting mainly of Urban Development International Tower, Huimin Commercial Tower and other odd properties. Most of the properties were on long term leases. Rental income for the first half of the year reached around HK$52.59 million, and stable rental income is expected in the second half of the year.

Others

The Group announced the disposal of 20% equity interest in Shanghai Information for HK$775 million in May 2008. The transaction was completed in June and brought a disposal gain of approximately HK$332 million to the Company for the period.

During the period, Semiconductor Manufacturing International Corporation ("SMIC") completely exit the commodity DRAM business, thus causing a reduction in DRAM shipment, with overall revenue decreasing 7.6% from the corresponding period last year to HK$5,501 million. An impairment loss of HK$825 million in regard to the long-lived assets of its Beijing facility was recorded.

* *Net profit excluding net corporate income.*

PROSPECTS

On the infrastructure business, the Group aims to further elevate its leading position in toll road operation in Shanghai and optimize the capital structure of its water services business, as well as step up its efforts to strengthen its infrastructure business platform. This is expected to provide stable growth in profit and recurring cash flow for the Group, contributing to the sustainable development of the Group.

As for the medicine business, the Group will further consolidate the resources for quality medicine, enhance its development capability and overall efficiency, and capitalize on favourable opportunities in the restructuring of State-owned assets in Shanghai. To ensure rapid business growth and greater return for Shareholders, the Group will continue its focus on product development, enhance product sales and make greater efforts in mergers and acquisitions.

Profit contribution from the consumer products business has provided solid support for the continued development of the Group. Going forward, the Group will proactively expand its distribution network, impose greater cost control and improve operational efficiency and

earning capabilities.

For real estate, the Group will focus its effort on Shanghai and gradually spread into other major cities in the country. Through this, the Group will strive to acquire strategically valuable assets with competitive edge, build up a quality brand image, increase land reserve, speed up project development and sales and to ultimately enhance stable growth in the segment's profit contribution to the Group.

Looking ahead, the Group will continue to focus its resources on its, infrastructure, medicine and real estate businesses and look for suitable opportunities for acquisition of quality assets. Efforts will be devoted to strengthen its overall capability for stable growth and build up a strong momentum for sustainable development and to speed up the divestment of its non-core businesses in an orderly manner. The Group will also strive to optimize the business and capital structure of the Company in order to increase its profit contribution and enhance shareholders' value.

Teng Yi Long
Chairman

Hong Kong, 2nd September 2008

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend for the six months ended 30th June 2008 of HK45 cents (2007: HK37 cents) per share, which will be payable on or about Monday, 6th October 2008 to Shareholders whose names appear on the Register of Members of the Company on Thursday, 25th September 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 23rd September 2008 to Thursday, 25th September 2008, both days inclusive, during which period no transfer of shares will be effected. Notice of Dividend will be dispatched to Shareholders on or about Monday, 6th October 2008. In order to qualify for the entitlement of the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on Monday, 22nd September 2008.

REVIEW OF INTERIM RESULTS

The Audit Committee has reviewed the Company's unaudited consolidated interim results for the six months ended 30th June 2008.

CORPORATE GOVERNANCE

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the six months ended 30th June 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF THE INTERIM REPORT

The 2008 Interim Report will be despatched to Shareholders in mid September 2008 and will be available at the HKExnews website of the Stock Exchange at *www.hkexnews.hk* and the website of the Company at *www.sihl.com.hk* accordingly.

BOARD OF DIRECTORS

As at the date of this announcement, the Board comprises eight Executive Directors, namely, Mr. Teng Yi Long, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE 2008

	Notes	Unaudited Six months ended 30th June 2008 HK$'000	 2007 HK$'000
Turnover	3	**6,288,665**	3,916,952
Cost of sales		**(4,315,456)**	(2,431,075)
Gross profit		**1,973,209**	1,485,877
Net investment income		**105,533**	211,680
Other income		**324,386**	102,642
Increase in fair value of properties under development upon transfer to investment properties		**497,073**	-
Selling and distribution costs		**(756,756)**	(550,402)
Administrative expenses		**(590,648)**	(396,453)
Finance costs		**(87,336)**	(64,105)
Share of results of jointly controlled entities		**24,592**	138,330
Share of results of associates		**(46,413)**	103,376
Net gain on disposal of interests in subsidiaries, jointly controlled entities and associates		**343,102**	159,482
Discount on acquisition of interest in a subsidiary in a subsidiary		**902**	2,563
Profit before taxation		**1,787,644**	1,192,990
Income tax expenses	4	**(212,648)**	(133,441)
Profit for the period	5	**1,574,996**	1,059,549
Attributable to			
- Equity holders of the Company		**1,202,239**	932,910
- Minority interests		**372,757**	126,639
		1,574,996	1,059,549
Dividends	6	**462,431**	290,718
Earnings per share	7		
- Basic		**HK$1.120**	HK$0.963
- Diluted		**HK$1.116**	HK$0.959

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30TH JUNE 2008

	Notes	30th June 2008 HK$'000 (unaudited)	31st December 2007 HK$'000 (audited)
Non-Current Assets			
Investment properties		**1,997,146**	540,268
Property, plant and equipment		**4,082,661**	3,547,125
Prepaid lease payments – non-current portion		**303,884**	299,995
Toll road operating right		**1,907,988**	1,821,142
Other intangible assets		**153,480**	145,329
Goodwill		**1,450,374**	1,378,261
Interests in jointly controlled entities		**1,081,502**	1,498,470
Interests in associates		**2,230,429**	3,828,644
Available-for-sale investments		**1,089,242**	442,208
Loan receivables – non-current portion		**3,084**	3,323
Deposits paid on acquisition of property, plant and equipment		**1,156,300**	808,526
Deposit paid on acquisition of additional interest in an associate		**-**	484,802
Restricted bank deposits		**72,968**	68,272
Deferred tax assets		**37,512**	71,796
		15,566,570	14,938,161
Current Assets			
Inventories		**13,122,409**	12,937,974
Trade and other receivables	*8*	**3,256,946**	2,341,347
Prepaid lease payments – current portion		**29,067**	27,367
Loan receivables – current portion		**68,252**	32,051
Financial assets at fair value through profit or loss		**3,229,660**	3,136,221
Taxation recoverable		**15,017**	57,388
Pledged bank deposits		**712,092**	13,026
Short-term bank deposits		**1,922,212**	627,040
Bank balances and cash		**5,321,119**	6,085,544
		27,676,774	25,257,958
Assets classified as held for sale		**-**	203,887
		27,676,774	25,461,845

	Notes	30th June 2008 HK$'000 (unaudited)	31st December 2007 HK$'000 (audited)
Current Liabilities			
Trade and other payables	9	**5,631,117**	5,636,628
Taxation payable		**498,519**	388,706
Bank and other borrowings		**2,411,512**	1,414,450
		8,541,148	7,439,784
Net Current Assets		**19,135,626**	18,022,061
Total Assets Less Current Liabilities		**34,702,196**	32,960,222
Capital and Reserves			
Share capital		**107,623**	107,126
Share premium and reserves		**22,877,687**	22,586,836
Equity attributable to equity holders of the Company		**22,985,310**	22,693,962
Minority interests		**6,131,834**	5,733,627
Total Equity		**29,117,144**	28,427,589
Non-Current Liabilities			
Bank and other borrowings		**3,152,321**	2,207,992
Deferred tax liabilities		**2,432,731**	2,324,641
		5,585,052	4,532,633
Total Equity and Non-Current Liabilities		**34,702,196**	32,960,222

Notes:

(1) REVIEW OF INTERIM FINANCIAL INFORMATION

The interim results for the six months ended 30th June 2008 are unaudited, but have been reviewed in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by Deloitte Touche Tohmatsu, whose report on review of interim financial information is included in the interim report to be sent to shareholders.

(2) BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the HKICPA.

The condensed consolidated financial statements have been prepared on the historical cost basis, except for investment properties and certain financial instruments, which are measured at fair values.

The accounting policies adopted in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2007.

In the current interim period, the Group has applied, for the first time, the following new interpretations ("new Interpretations") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2008.

HK(IFRIC) - Int 11	HKFRS 2: Group and Treasury Share Transactions
HK(IFRIC) - Int 12	Service Concession Arrangements
HK(IFRIC) - Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new Interpretations had no material effect on the results or financial position for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

(3) SEGMENT INFORMATION BY BUSINESS

For the six months ended 30th June 2008

	Real estate	Infrastructure facilities	Medicine	Consumer products	Unallocated	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER						
External sales	1,565,362	164,849	2,725,964	1,832,490		6,288,665
Segment results	518,485	181,919	304,636	398,541		1,403,581
Net unallocated corporate income						149,216
Finance costs						(87,336)
Share of results of jointly controlled entities	-	(13,744)	30,260	56	8,020	24,592
Share of results of associates	2,047	-	12	118,816	(167,288)	(46,413)
Net gain on disposal of interests in a subsidiary, jointly controlled entities and an associate						343,102
Discount on acquisition of interest in a subsidiary						902
Profit before taxation						1,787,644
Income tax expenses						(212,648)
Profit for the period						1,574,996

For the six months ended 30th June 2007

	Real estate	Infrastructure facilities	Medicine	Consumer products	Unallocated	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER						
External sales	-	162,653	2,157,476	1,596,823		3,916,952
Segment results	-	165,122	215,120	361,051		741,293
Net unallocated corporate income						112,051
Finance costs						(64,105)
Share of results of jointly controlled entities	-	(17,933)	22,182	127,051	7,030	138,330
Share of results of associates	-	-	3,176	95,452	4,748	103,376
Net gain on disposal of interests in subsidiaries, jointly controlled entities and associates						159,482
Discount on acquisition of interest in a subsidiary						2,563
Profit before taxation						1,192,990
Income tax expenses						(133,441)
Profit for the period						1,059,549

(4) INCOME TAX EXPENSES

	Unaudited Six months ended 30th June	
	2008	2007
	HK$'000	HK$'000
The charge (credit) comprises:		
Current tax		
- Hong Kong	**44,810**	50,557
- Other regions in the PRC	**124,522**	83,652
	169,332	134,209
(Over) under provision in prior years		
- Hong Kong	**(294)**	(1,493)
- Other regions in the PRC	**(5,056)**	3,829
	(5,350)	2,336
Deferred taxation	**48,666**	(3,104)
	212,648	133,441

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period. On 26th June 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which includes the reduction in corporate profit tax rate by 1% to 16.5% effective from the year of assessment 2008-2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the six months ended 30th June 2008. The estimated weighted average annual tax rate used is 16.5% (2007: 17.5%) for the six months ended 30th June 2008.

On 16th March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC. On 6th December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. For companies that were qualified under old law or regulations for incentive tax rate of 15%, the tax rate will progressively increase to 18%, 20%, 22%, 24% and 25% in year 2008, 2009, 2010, 2011 and 2012, respectively. For companies that were still entitled to certain exemption and reliefs ("Tax Benefit") from PRC income tax, the New Law and Implementation Regulations allow the companies to continue to enjoy the Tax Benefit and the tax rate will change to 25% afterwards. For companies that were subject to tax rate of 33%, the New Law and Implementation Regulations have changed the tax rate from 33% to 25% from 1st January 2008.

(5) PROFIT FOR THE PERIOD

Profit for the period has been arrived at after charging (crediting):

	Unaudited Six months ended 30th June 2008 HK$'000	2007 HK$'000
Amortisation of toll road operating right (included in cost of sales)	**30,130**	36,557
Amortisation of other intangible assets (included in administrative expenses)	**3,634**	3,949
Depreciation and amortisation of property, plant and equipment	**127,111**	119,704
Release of prepaid lease payments	**14,533**	3,306
Dividend income from investments (included in net investment income)	**(3,463)**	(1,884)
Gain on disposal of property, plant and equipment	**(980)**	(3,909)
Gain on disposal of available-for-sale investments (included in net investment income)	**(83,391)**	-
Interest income (included in net investment income)	**(135,959)**	(157,807)
Change in fair value of financial assets at fair value through profit or loss (included in net investment income)	**140,285**	(16,699)
Exchange gain (included in other income)	**(151,120)**	(1,612)
Share of PRC enterprise income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**11,062**	4,843
Share of PRC enterprise income tax of associates (included in share of results of associates)	**14,968**	10,917

(6) DIVIDENDS

	Unaudited Six months ended 30th June 2008 HK$'000	2007 HK$'000
2007 final dividend paid of HK43 cents (2006 final dividend: HK30 cents) per share	**462,431**	290,718

The directors have determined that an interim dividend of HK45 cents (2007 interim dividend: HK37 cents) per share will be paid to shareholders of the Company whose names appear on the Register of Members on 25th September 2008.

(7) EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company for the six months ended 30th June 2008 is based on the following data:

	Unaudited Six months ended 30th June	
	2008	2007
	HK$'000	HK$'000
Earnings:		
Profits for the purposes of basic earnings per share (profit for the period attributable to equity holders of the Company)	**1,202,239**	932,910
Effect of dilutive potential ordinary shares - adjustment to the share of results of a jointly controlled entity based on potential dilution of its earnings per share	**(545)**	(1,080)
Earnings for the purposes of diluted earnings per share	**1,201,694**	931,830

	Unaudited Six months ended 30th June	
	2008	2007
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,073,295,775**	968,733,138
Effect of dilutive potential ordinary shares - share options	**3,105,565**	2,819,462
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,076,401,340**	971,552,600

(8) TRADE AND OTHER RECEIVABLES

The Group generally allows credit periods ranging from 30 days to 180 days to its trade customers, other than property buyers. For property sales, due to the nature of business, the Group generally grants no credit period to property buyers.

At 30th June 2008, included in trade and other receivables are trade receivables of HK$1,347,965,000 (31st December 2007: HK$1,040,554,000) and their aged analysis, net of allowance for the doubtful debts, is as follows:

	30th June 2008	31st December 2007
	HK$'000	HK$'000
Trade receivables:		
Within 30 days	**548,710**	467,663
Within 31 – 60 days	**373,873**	237,088
Within 61 – 90 days	**194,099**	123,924
Within 91 – 180 days	**129,540**	117,179
Within 181 – 365 days	**66,442**	75,284
Over 365 days	**35,301**	19,416
	1,347,965	1,040,554

(9) TRADE AND OTHER PAYABLES

At 30th June 2008, included in trade and other payables are trade payables of HK$1,154,396,000 (31st December 2007: HK$1,108,029,000) and their aged analysis is as follows:

	30th June 2008	31st December 2007
	HK$'000	HK$'000
Trade payables:		
Within 30 days	**840,260**	787,235
Within 31 – 60 days	**121,800**	115,920
Within 61 – 90 days	**70,983**	74,490
Within 91 – 180 days	**52,175**	59,390
Within 181 – 365 days	**50,784**	34,759
Over 365 days	**18,394**	36,235
	1,154,396	1,108,029

FINANCIAL REVIEW

I. Analysis of Financial Results

1. Turnover

Benefited mainly from the completion of the acquisition of a 59% equity interest in Shanghai Urban Development last year, resulting in the consolidation of its turnover into the accounts of the Group from 2008, and the growth in turnover of various businesses, the Group recorded an increase of approximately 60.5% in turnover as compared to the same period of last year.

During the period, sales of two properties, Yi Town in Lot E of Urban Cradle and

Phase One of Changsha Toscana of Shanghai Urban Development have been booked in the accounts upon completion of delivery procedures, marking contribution to the turnover of real estate business.

The snow storm in China at the beginning of the year and the alteration and expansion works of the Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. ("Hu-Ning Expressway') had a negative impact on traffic flow during the period, however, the appreciation of Renminbi contributed to a slight increase in toll revenue in Hong Kong Dollars after currency translation.

Although the medicine business continued to be affected by price surge of raw materials and more stringent regulatory measures by various medicine regulators over the quality of medicine products, there were signs of improvement in the operating environment of the pharmaceutical industry as a whole, turnover of each medicine enterprise recorded satisfactory increases, resulting in the growth in turnover of the Group's medicine business by 26.3%.

Benefited from the growth in volume of duty free tobacco and export sales, as well as the rise in average unit price, turnover of Nanyang Tobacco increased by 7.4% as compared to the same period of last year. Sales of container boards and printed products of Wing Fat Printing increased, with turnover expanding by about 19.9% compared with the same period of last year, thus resulted in an increase of 14.8% in turnover of consumer products business in the period.

2. Profit Contribution from Each Business

During the period, sales of two properties, Yi Town in Lot E of Urban Cradle and Phase One of Changsha Toscana of Shanghai Urban Development have been booked in the accounts upon completion of delivery procedures, together with the completion of Urban Development International Tower which began to provide recurrent rental income and recognition of the gain in fair value after valuation, which made significant profit contribution to real estate business of the Group during the period and became a profit growth center of the Group.

During the period, profit from infrastructure facilities business as a whole has been stable. The snow storm in China at the beginning of the year and the alteration and expansion works of the Hu-Ning Expressway had a negative impact on traffic flow. However, as Hu-Ning Expressway could still enjoy the benefits from the traffic flow compensation arrangement during the year, there was no material impact on the profit of Hu-Ning Expressway. Profit from infrastructure facilities business increased 18.1% as compared to the same period of last year, which was mainly attributable to the government subsidy for water services business.

Medicine business has recovered from the price reduction of medicine products in China, rise in production costs and other factors, sales of various medicine enterprises have been increasing, among which, sales of "Shen Mai Injection" of Chia Tai Qingchunbao Pharmaceutical Co. Ltd. increased significantly by 48.3%, together with the gain of HK$8.61 million from the disposal of a joint venture medicine enterprise, profit contribution from the medicine business increased significantly by 70.1%.

The results for the same period of last year included operating profit contribution from and gain from disposal of automobiles business of HK$154.60 million, attributing to the fall in profit contribution from consumer products business in this period. However, without taking into consideration of such disposal, actual profit from consumer products business increased HK$59.71 million as compared to the same period of last year, mainly due to the completion of increase of equity interest in Bright Dairy from 10% to 35.176% in March 2008, and the recognition of compensation upon termination of trade mark and technology license from Danone by Bright Dairy, thus causing a significant increase in profit attributable from Bright Dairy. Results of Nanyang Tobacco have been driven by increase in sales which exceeded HK$1,000 million for the period, with the profit up HK$32.03 million from the same period of last year to HK$233.07 million.

In the first half of 2008, the Group completed the disposal of Shanghai Information Investment and part of its strategic investments and recorded remarkable disposal gains. However, during the period, losses from SMIC increased as prices of DRAM products continued to fall, and as SMIC reached an agreement with customers to withdraw from the DRAM business in the first quarter, impairment provisions of approximately US$45 million and US$105 million have been made for relevant inventories and production facilities, widening the loss attributable to the Group, which partially offset the increase in disposal gains.

3. Profit before Taxation

(1) Gross Profit Margin

The gross profit margin for the period was 31.4%, declined by 6.5 percentage points against gross profit margin of 37.9% in the same period last year. The decrease in gross profit margin was due to the turnover of real estate comprised mainly 2007 pre-sale properties, and their cost of sales have accounted for their valuation adjustments at the time of equity acquisition of Shanghai Urban Development.

(2) Net Investment Income

The decrease in net investment income was mainly attributable to the significant fluctuation in investment markets and the decrease in interest income caused by the significant fall in interest rates compared with the same period of last year.

(3) Other Income

Other income was mainly generated from the toll revenue deficiency compensation from Hu-Ning Expressway and the increase in exchange gains due to the appreciation of Renminbi.

(4) Share of Results of Jointly Controlled Entities

Without the profit contribution of HK$126.34 million to the Group from the disposal of Shanghai Huizhong Automotive Manufacturing Co. Ltd. last year, share of profit of jointly controlled entities decreased in the period.

(5) Share of Results of Associates

The share of loss of associates was mainly attributable to the increased losses from SMIC as prices of DRAM products continued to fall during the period, and as SMIC reached an agreement with customers to withdraw from the DRAM business in the first quarter, impairment provisions of approximately US$45 million and US$105 million have been made for relevant inventories and production facilities, thus resulted in a share of loss from share of profit in the same period of last year.

(6) Net Gain on Disposal of Interests in Subsidiaries, Jointly Controlled Entities and Associates

The Group completed the disposal of non-core business, Shanghai Information Investment, and a joint venture medicine enterprise during the period, and recorded remarkable disposal gains.

4. Dividends

The Board of Directors has declared an interim dividend of HK45 cents per share. The dividend payout ratio is 40.2%. This represented increases of 21.6% and 1.8 percentage points as compared to the interim dividend of HK37 cents per share and payout ratio of 38.4% respectively for 2007.

II. Financial Position of the Group

1. Capital and Shareholders' Equity

As at 30th June 2008, the Group had a total of 1,076,230,000 shares in issue, which was increased by 4,969,000 shares, as compared with the 1,071,261,000 shares in issue at the end of 2007, attributable to the exercise of share options by the staff during the period.

The Group's financial position remained strong. Shareholders' equity increased by approximately HK$291.35 million to approximately HK$22,985.31 million as at 30th June 2008, which was attributable to both increases in net profits and number of shares after deducting the dividend actually paid during this period.

2. Indebtedness

(1) Borrowings

In 2006, the Group obtained a five-year term and revolving syndication loan facilities of HK$3 billion through a wholly-owned subsidiary, SIHL Finance Limited. This facility was retained as a stand-by facility at an attractive interest rate level for the Group.

As at 30th June 2008, the total borrowings of the Group amounted to approximately HK$5,570.83 million (31st December 2007: HK$3,630.49 million), of which 63.8% (31st December 2007: 64.6%) was an unsecured credit facility.

(2) Pledge of assets

As at 30th June 2008, the following assets were pledged by the Group in order to secure general banking facilities granted to the Group:

(a) investment properties with a carrying value of approximately HK$1,480,925,000 (31st December 2007: HK$125,962,000);

(b) plant and machinery with a carrying value of approximately HK$7,319,000 (31st December 2007: HK$40,044,000);

(c) leasehold land and buildings with a carrying value of approximately HK$336,573,000 (31st December 2007: HK$258,610,000);

(d) motor vehicles with a carrying value of approximately HK$843,000 (31st December 2007: HK$843,000);

(e) properties under development held for sale with a carrying value of approximately HK$1,050,893,000 (31st December 2007: HK$1,584,019,000);

(f) properties held for sale with a carrying value of approximately HK$23,990,000 (31st December 2007: HK$23,675,000);

(g) finished goods with a carrying value of approximately HK$39,006,000 (31st December 2007: HK$Nil);

(h) trade receivables with a carrying value of approximately HK$17,025,000 (31st December 2007: HK$Nil); and

(i) bank deposits of approximately HK$712,092,000 (31st December 2007: HK$13,026,000).

(3) Contingent liabilities

As at 30 June 2008, the Group has given guarantees to banks in respect of banking facilities utilized by an entity controlled by Xuhui District State-owned Assets Administrative Committee, its jointly controlled entity, associates and a third party of approximately HK$1,267.73 million (31st December 2007: HK$1,065.38 million) in total.

3. Capital Commitments

As at 30th June 2008, the Group had capital commitments mainly contracted for business development and investments in fixed assets of HK$2,481.74 million (31st December 2007: HK$1,984.68 million). The Group had sufficient internal resources and borrowing capacity to finance its capital expenditures.

4. Bank Deposits and Short-term Investments

As at 30th June 2008, bank balances and short-term investments held by the Group amounted to HK$7,955.42 million (31st December 2007: HK$6,725.61 million) and HK$3,229.66 million (31st December 2007: HK$3,136.22 million) respectively. The proportions of US dollars, Renminbi and HK dollars in the bank balances were 20%, 74% and 6% (31st December 2007: 23%, 64% and 13%) respectively. Short-term investments mainly consisted of investments such as structured deposits, equity linked notes, bonds and Hong Kong listed shares.

At present, the Group is in a net cash position, with sufficient working capital and a healthy interest cover. However, the Group will review the market situation from time to time and seek opportunities to optimize its capital structure after taking into account the development of the Company.

5. Available-for-sale investments

The Group has changed the investment strategies towards SMIC, and adjustment has been made in this period to reclassify the carrying value of SMIC as at May 2008 from "Interests in Associates" to "Available-for-sale investments" as required by the relevant accounting standard. In accordance with the accounting policy that the Group has consistently applied towards available-for-sale investments, the changes in its fair value are recognized in equity, until the available-for-sale investments is disposed of or is determined to be impaired, at which time, recognized in profit or loss.

III. Post Balance Sheet Events

The following significant events took place after the balance sheet date:

(a) On 21st July 2008 and 5th August 2008, the Company entered into a sale and purchase agreement and a supplemental agreement with South Pacific Hotel Holdings Limited ("South Pacific"), a wholly-owned subsidiary of Shanghai Industrial (Investment) Co. Ltd. ("SIIC'), to acquire 100% equity interest in Good Cheer Enterprises Limited ("Good Cheer") and to take assignments of the non-interest bearing inter-company loans due from certain members of Good Cheer and its subsidiaries to SIIC and/or South Pacific, at an aggregate consideration of HK$1,350,000,000. Good Cheer holds a majority interest in Shanghai SIIC South Pacific Hotel Co., Ltd. through its subsidiaries, which in turn owns and operates the Four Seasons Hotel Shanghai.

(b) On 21st July 2008 and 5th August 2008, S.I. Infrastructure Holdings Limited, a wholly owned subsidiary of the Company, entered into a sale and purchase agreement and a supplemental agreement with SIIC CM Development Limited ("SIIC CM"), a wholly-owned subsidiary of SIIC, to acquire 100% equity interest in S.I. Hu-Hang Development Limited ("Hu-Hang") and to take an assignment of the non-interest bearing shareholder's loan due from Hu-Hang and/or its subsidiaries, at an aggregate consideration of HK$4,196,312,000. Hu-Hang holds 100% equity interest in Shanghai Road-Bridge Development Co., Ltd. through its subsidiaries, which in turn owns concession for operation rights of Hu-Hang Expressway (Shanghai Section) till 31st August 2030.

END